Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of TD Bank, America’s Most Convenient Bank and/or The Toronto-Dominion Bank on August 30, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON AUGUST 30, 2010.
1. Credit card crackdown may cost consumers The Globe and Mail
Tough new rules that take a bite out of the Canadian credit card industry’s profits are sparking concern that consumers could see a rise in rates similar to those hitting American consumers. See full story
2. Virtual bankers want your business; They pay you higher interest, but is it worth making the switch? National Post
Is it really worth the hassle to open one more bank account to make a few more bucks in interest? In an interest-rate environment where traditional savings accounts pay a fraction of a per cent, some consumers are choosing to park their cash or near-cash holdings into virtual banks, which, unburdened by the costs of bricks and mortar, are offering rates that continually beat the major banks. See full story
3. South Financial shareholders to vote on merger SC Biz
The South Financial Group announced Sept. 28 as the date of its special meeting for shareholders to vote on the Greenville company’s merger with TD Bank Financial Group. TD mentioned. See full story
4. VIDEO CLIP: Canal Argent — Les facteurs qui influent sur le coût d’une assurance [The factors that affect the cost of insurance] Canal Argent
Henry Blumenthal, vice-président et chef de la souscription chez TD Assurance, parle des facteurs qui influent sur le coût d’une assurance. [Henry Blumenthal, Vice President and Chief Underwriter at TD Insurance, discusses the factors that influence the cost of insurance.] See full story
5. Money tips for students; Prioritizing expenses, stretching the dollars you have and tapping new sources are keys to a successful post-secondary experience The Vancouver Sun
Most who have been there will say going to university or college was a highlight in their lives. Not only is it the first step on the career ladder — figuring out what you want to be when you grow up — it’s also the place lifelong friendships are founded and nurtured. Dan Demers (AVP, Retail Products, TD Canada Trust) quoted. See full story
6. School Finances 101 Calgary Herald
Budgeting and financial planning are probably the last things students want to think about as they head back to school. After all, they’re really not fun and exciting topics for the 17-to 25-year-old crowd. Carrie Russell (SVP, Retail Banking, TD Canada Trust) quoted. See full story
7. Burned Rothstein clients to get their day in court The Miami Herald
Sorting out the financial wreckage of Scott Rothstein’s $1.2 billion Ponzi scheme is an ever-changing math problem, with federal prosecutors and bankruptcy attorneys for his defunct law firm competing over who gets what — likely to be pennies or dimes on the dollar for his victims. TD Bank mentioned. See full story
8. Auto insurers wary of psychology costs The Toronto Star
A dispute is simmering over the role psychologists will play in treatment of Ontario residents who suffer minor injuries in motor vehicle accidents. See full story
9. How to manage credit without credit managing you The Toronto Star
Credit is easy to get, but it’s not always easy to manage. You can risk your financial health if given access to more spending power than you need and can support. See full story
10. Bay Street view: cut taxes, control spending; Finance Province’s challenge is to keep income levies regime, while taming its deficit and debt, says Toronto investment banker The Telegraph-Journal (Moncton, NB)

On a warm summer evening in a private dining room above a downtown Toronto bar and grill, Douglas Turnbull was talking about the marketing of New Brunswick, the relation between tax cuts and global competitiveness, and government deficits. Douglas Turnbull (Deputy Chairman, TD Securities) quoted; Frank McKenna mentioned. See full story
11. Double-dip recession could happen, but probably won’t The Gazette (Montreal)
The double-dip psychosis in financial markets seemed to lift yesterday, ironically, just as investors received the lousy news about U.S. economic growth that they’d been fearing. Craig Alexander and Beata Caranci (TD Economics) quoted. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. Credit card crackdown may cost consumers
The Globe and Mail
08/30/2010
DIANNE NICE
Pg. B7
Tough new rules that take a bite out of the Canadian credit card industry’s profits are sparking concern that consumers could see a rise in rates similar to those hitting American consumers.
On a conference call with analysts last week, Sonia Baxendale, president of CIBC Retail Markets, said the bank , which is the country’s leading credit card issuer, has been “working on a number of product changes” to offset the anticipated costs of new credit card regulations. CIBC had no further comment as to what those changes would entail.
Research firm Synovate reports that U.S. credit card companies have pushed their interest rates to their highest level in nine years after the implementation of the U.S. Credit Card Accountability Responsibility and Disclosure Act, which took effect last week. The law limits banks’ ability to charge penalty fees to credit card customers and comes on top of rule changes earlier this year that restrict issuers’ ability to adjust rates. The spread between the prime rate and the average credit card interest rate in the United States is now the largest it has been in 22 years.
In Canada , three new regulations take effect on Wednesday that will bolster changes made earlier this year. First, card issuers will be required to offer borrowers a minimum 21-day grace period, during which they won’t have to pay interest on new credit card purchases as long as they pay off their balance by the due date. Second, when customers make payments above the minimum amount, they must now be applied to the balance with the highest interest rate first, or proportionally to all transactions. Previously, card issuers could apply payments made above the minimum amount however they saw fit.
Third, credit card statements will have greater transparency and will have to show how long it will take to pay off a balance if only the minimum payments are made. They will also have to provide advance notice of any increases to fixed interest rates.
These regulations follow several changes made last January, including requirements for information disclosure boxes on statements, the need to obtain customer consent for credit limit increases, and regulations governing debt collectors.
Kelvin Mangaroo, president of RateSupermarket.ca, said the regulations are a good first step, but warns that Canadian card companies may follow the lead of U.S. lenders who have increased their rates.
“If these regulations go into effect and if the credit card companies are losing revenue, they will have to recoup that in some way,” Mr. Mangaroo said. Terry Campbell, vice-president of policy for the Canadian Bankers Association , said it’s difficult to compare Canadian credit card issuers with their counterparts in the U.S. because the practices that prompted regulations there have not happened in Canada .
“I’m not able to comment on business decisions of any banks, whether they’re going to lower rates or change them or change features. ... I think it is fair to say, though, that every bank is looking at these new regulations and obviously we’re going to comply, but any changes would be up to banks individually.”
The regulations are voluntary for now, but could change if credit card companies do not co-operate.
“Through the Financial Consumer Agency of Canada , we are actively monitoring compliance,” Finance Minister Jim Flaherty said. “We have the regulatory tools to make the code mandatory if the credit and debit card industry contravene it.”
Visa Canada and MasterCard Canada have indicated they support and will comply with the new rules.
Laurie Campbell, executive director of Credit Canada , a not-for-profit credit counselling service, applauds the new regulations and the spotlight they have placed on the costs of bad credit card habits. However, she would like to see the changes go a step further by making credit card companies increase the minimum payments they require from borrowers, forcing them to pay down their debts faster.
“Around 30 per cent of people do not pay off their credit cards each month,” Ms. Campbell said. “Of that, it’s hard to know who only makes the minimum payment, but it’s significant enough that this is seen as a problem.”
***
HOW TO AVOID CREDIT CARD DEBT
1. Know the terms of the card Read the fine print. Know the interest rate, the fees and the payment schedule.
2. Be cautious about low-interest “teaser” rates
You might be enticed to get a new card because it offers a low introductory interest rate. That’s fine — until the higher rate kicks in. Know what you will eventually be paying and whether you can afford it.
3. Calculate interest rates
Educate yourself about how debt can mushroom because of interest. Those $60 sandals and $15 pizza delivery at 20-per-cent interest can be costly. You can calculate the true cost of your debt with an online debt calculator.
4. Think about a secured credit card
If you need a credit card but want to avoid interest rates altogether, consider getting one that is secured by money you have deposited with your bank . It’s like a credit card but will have a limit based on the money securing the card. Usually a very low monthly fee is required, as well as a one-time set-up fee.
5. Set and keep a budget
This is simple: Don’t charge more than you are able to pay each month. You can find a monthly budget tracker online to help keep tabs on your spending.
6. Pay on time
Always try to pay the balance in full. If that’s not possible, pay as much as you can, or at least the minimum. Never lapse on a payment, ever, unless you’re flat broke.
7. Don’t exceed your credit limit
If you spend too much, you’ll incur extra charges that will put you further in debt.
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2. Virtual bankers want your business; They pay you higher interest, but is it worth making the switch?
National Post
08/28/2010
GARRY MARR
Pg. FP10
Is it really worth the hassle to open one more bank account to make a few more bucks in interest?
In an interest-rate environment where traditional savings accounts pay a fraction of a per cent, some consumers are choosing to park their cash or near-cash holdings into virtual banks, which, unburdened by the costs of bricks and mortar, are offering rates that continually beat the major banks.
“The biggest competitors are obviously the big five [banks],” said Mike Spero, managing director for Ally Canada , which in September is celebrating its first anniversary in Canada since being rebranded.
Ally Financial Inc. was the name adopted in 2009 for the company that used to be known as General Motors Acceptance Corp., a long-time provider of car leasing financing. In Canada , the Ally brand is owned by ResMor Trust Co., which GMAC bought about three years. The U.S. Treasury still has about a 56% interest in Detroit-based Ally, which owns 100% of ResMor.
In an interview, Ally’s Canadian point man says the banks just can’t match his rates. “The cost of bank infrastructure is massive,” he said. ‘The whole goal for Ally is to actually provide better rates for what customers are used to seeing because of that lower fixed cost of operations.”
Ally has blanketed the Internet, the airwaves and newspapers with its offer of 2% interest on a high-interest savings account. It doesn’t sound like much until you hit the websites of some of the major banks and notice they are promoting the same type of account for 1.1%
“Everybody has to determine for their own personal needs what is important,” said Mr. Spero, whose company does not have any branches but offers customers support 24 hours a day, seven days a week. “Think in a generation what has happened. When I was growing up, banks were open five days a week and it was 10 o’clock until three. That was it. That was banking. Our survey data show customers want to bank 24 hours a day. When you get into Ally customers, 47% of customers are doing their banking at night.”
So how do you open an account? Here’s the rub. You send Ally a cheque and it does an electronic funds transfer from your existing account. Theoretically, it could be the only bank account you need, but Ally will not have bill payment and chequing until next year.
Last month, competitor ING Direct, which has been in the Canadian market for more than a decade, also announced it would offer a chequing account in 2011, and it will have no fees.
A no-fee account is likely to resonate loudly with consumers who find it difficult to understand why they have pay to get their own money out of the bank . “It’s your money but it’s being used to build 1,000 branches across the country. Those are expensive and in order to afford that the big banks have to have these charges and interest rates that are not as competitive,” Mr. Spero said.
Ally doesn’t offer mortgages yet but other online banks do, as well as products like registered retirement savings plans and tax-free savings accounts. Ally plans to get into both areas next year.
In the interim, not providing a full range of service remains an obstacle. “There is not having the convenience of having everything at one place. But then there’s the value proposition,” Mr. Spero said. “Doing an online transaction between two institutions is very easy and you get a huge increase in the interest rate you are getting.”
Some of that may be true, but Marcia Moffat, a vice-president of home equity financing of Royal Bank of Canada , says the consumers are missing something when they have accounts all over the place.
“A client dealing with a bank gets that look at their entire financial picture, as opposed to going after a single product view. Usually if it’s one product, you do not have an ongoing relationship with that client,” Ms. Moffat said. “At the bank channel, we want to have an ongoing relationship with the client. It also gives the opportunity for package deals or a bundled offer.”
At RBC , clients who have multiple products and services with RBC will get better pricing on their deposit accounts and more services.
Tina Tehranchian, a certified financial planner with Assante Capital Management, said some of her clients are eschewing the normal banking channels for newer players with higher rates.
“Obviously these are great vehicles for short-term saving. They give you liquidity and much higher interest rates than regular bank accounts,” said Ms. Tehranchian, adding she only advises clients to make sure they are well diversified when it comes to spreading cash around at smaller institutions.
As long as the financial institution you are dealing with is covered by the Canada Deposit Insurance Corporation, up to $100,000 of your money in each of your accounts is insured by the federal Crown corporation. “You have to be aware of the credit risk of the institution,” she said, noting even if your money is insured it could get tied up for “months” before you are paid.
The other issue, she added, is if you want immediate access to your cash in 24 hours, you don’t want to wait for a transfer. “Yes, you are not going to get 2%, but the money is available right away.”
At the end of the day, the majority of consumers don’t seem convinced they should be transferring their money from the major banks to squeeze a little more interest.
“It’s not material,” said Peter Routledge, an analyst at National Bank Financial, about the market of financial institution outside of the major banks.

“If you look over the last five years, their market share has been pretty stable. These innovative players may have been picking up a bit more of the scraps than they were 10 years ago but they are not eating the lunch [of the major banks].”
So why aren’t more consumers switching over from traditional banks?
“There are probably a variety of reasons,” Mr. Routledge said. “It might come down to wanting to have one password to remember, one set of tax statements to deal with.”
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3. South Financial shareholders to vote on merger
SC Biz
08/30/2010
The South Financial Group announced Sept. 28 as the date of its special meeting for shareholders to vote on the Greenville company’s merger with TD Bank Financial Group.
Federal regulators already approved the proposed merger.
TD Bank Financial Group announced in May that it agreed to purchase South Financial for about $192 million and expected to cover about $1 billion in future losses on the South Financial portfolio.
Under the agreement, South Financial shareholders would receive $61 million in cash or TD common stock. Additionally, TD would pay $130.6 million to the United States Department of the Treasury for the $347 million in preferred shares the government acquired as part of the TARP program.
The special meeting will be 10:30 a.m. Sept. 28 at Poinsett Plaza, 104 S. Main St. Greenville.
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4. VIDEO CLIP: Canal Argent — Les facteurs qui influent sur le coût d’une assurance [The factors that affect the cost of insurance]
Canal Argent
08/27/2010
To play clip in a separate window, click here.
Program: En Affaires
Station: Canal Argent
Date: 8/26
Henry Blumenthal, vice-président et chef de la souscription chez TD Assurance, parle des facteurs qui influent sur le coût d’une assurance. [Henry Blumenthal, Vice President and Chief Underwriter at TD Insurance, discusses the factors that influence the cost of insurance.]
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5. Money tips for students; Prioritizing expenses, stretching the dollars you have and tapping new sources are keys to a successful post-secondary experience
The Vancouver Sun
08/28/2010
FIONA ANDERSON
Pg. D1
Most who have been there will say going to university or college was a highlight in their lives. Not only is it the first step on the career ladder — figuring out what you want to be when you grow up — it’s also the place lifelong friendships are founded and nurtured.
For those leaving home to continue their education, it’s also likely the first time they get to live on their own.
With all that opportunity for friends, fun and of course, higher learning, the last thing students need to worry about is money.
So learning to manage what money you have, where to find more money, and how to snag deals to stretch that money further can determine whether the post-secondary experience gets an A+ or an F.
By now all the money that is going to be saved, and promised by parents, is already in the till. But those facing a shortfall should not drop out. Instead drop into the student aid office on campus for a list of scholarships and bursaries, the best sources of funds as they don’t need to be paid back. Don’t be turned off by the word scholarship — they aren’t just based on marks. For example, if you play the bagpipes, you may be entitled to a scholarship of $2,500 at Simon Fraser University according to a five-page list of awards linked to SFU’s website.
Bursaries, on the other hand, are given out on the basis of demonstrated financial need, according to the website. And on-campus part-time jobs are also available to students in need.
Still short of cash? Then check out student loans. Some would-be students forgo higher education because they don’t like the idea of debt.
"[But] you can’t be scared of the debt,” said Dan Demers, associate vice-president at TD Canada Trust. “It’s an investment in yourself.”
Both the provincial and the federal governments offer student loans that have no payments until the student leaves school, whether that’s after graduation or because of a change of plan. Most financial institutions offer student lines of credit that minimize payments students have to make while they are still at school, Demers said. Students can borrow up to $10,000 a year and have as much as 20 years to pay the money back.
Check for terms, like whether the interest rate changes on graduation, and whether there is repayment flexibility so that the line of credit can be paid off more quickly before signing on, Demers suggests. And don’t max out the line of credit just because you can.
“Maybe it means more beer money [but] maybe that shouldn’t be happening,” Demers said.
Once the income side of the equation is settled, it’s time to think about what you spend. Manoj Bhakthan, director of financial aid and awards at SFU, and Chris Rogerson, associate director of residence life at SFU have a number of tips. Bhakthan suggests thinking twice about buying a laptop computer.
There are lots of computers on campus for use by students, both Macs and PCs, and all have the common soft-wares, Bhakthan wrote in an e-mail. Some universities may even have laptops that can be borrowed for short periods of time.
But if you do want to carry a computer around with you, figure out what you need and shop around for deals, Rogerson said.
And for software, the college computer store “has great educational pricing,” he said.
There’s usually free stuff on offer too, Rogerson said. For example, SFU’s student government hands out free agendas and marketers often come on campus with things like free razors, movie tickets or condoms. But you need to know where to look for them, he said.
“It’s amazing how just a bit of forethought can really help the pocket book,” Rogerson said.
Demers also suggests making sure your bank account isn’t charging excessive fees.
Most financial institutions have special accounts for students that have limited or no service charges, Demers said.
Because by helping students “when they need money and are struggling, [then] when they are doing well and building their careers they will continue to be loyal customers,” Demers said.
And despite how boring it sounds, both Demers and Bhakthan say students need to learn to budget. And it doesn’t take a degree in math to do that.
Make it simple. Set aside all the money you need for the must-pays — like rent and utilities — and then divide up the rest into months so you know how much you can spend per month, Demers said.
Bhakthan suggests making a list of possible expenses and prioritizing them to determine where that discretionary money goes. “Do you need to have the latest phone or can you utilize something less expensive?” Bhakthan asks.
And if you run out of money, then you may have to go back to your parents and tell them you’ve failed Budgeting 101. And that in itself may be a good reason to learn how to budget.
"[Because] do you really want to call Mom and Dad for money?” Demers asked.
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6. School Finances 101
Calgary Herald
08/29/2010
MARIO TONEGUZZI
Pg. F1
Budgeting and financial planning are probably the last things students want to think about as they head back to school.
After all, they’re really not fun and exciting topics for the 17-to 25-year-old crowd.
But it’s something they need to seriously pay attention to so they don’t fall into financial pitfalls they will end up paying for beyond their school days.

“Probably one of the biggest troubles we face is the fact that we love instant gratification. We love spending money. Impulse buying. And that’s something that I believe we really need to control,” says Kelsey MacDonald, a 20-year-old University of Alberta student in her fourth year studying human ecology while majoring in fashion.
The Calgarian is also spokesperson for Servus Credit Union’s Young & Free program, which is creating a dialogue about financial issues and management among the 17-to-25 set.
“It’s really important to have a plan. If you have a plan then it’s way easier to stay on top of your finances and you can plan ahead. Will your summer job cover all your expenses for the year or will you need to get a part-time job part way through the year?” says MacDonald, who figures it will cost her roughly $10,000 to attend school in Edmonton this year.
“You just have to plan ahead and know what your expenses will be — whether that will be tuition, rent, utilities, transportation, food — and you can’t forget the unexpected expenses because that always happens and that tends to be what will mess you up.”
But planning and budgeting isn’t an easy topic. MacDonald says it’s “scary” for those in her generation.
They’ve tried it before but they don’t stick to it. Through a daily blog and videos, MacDonald is hoping to reach her peers and make financial planning and budgeting and other financial issues fun — or at least interesting.
“You have to look for any way that you can to save money and keep track of your receipts,” adds MacDonald.
“If you keep track of your receipts, then you can look at them on a weekly basis and realize that you might be spending a little too much on lattes or things that might not be significant enough that you should be spending your money on. So it’s not only a good habit to get into budgeting wise for now but also for the rest of your life.”
A recent poll for RBC indicated the majority of post-secondary students (57 per cent) said they plan to work during the school year to help pay the bills.
Three-quarters of students (77 per cent) believe working part-time during school will impact their grades, while six in 10 expect to graduate with debt and 74 per cent don’t use a budget. The survey found debt management and budgeting are challenging for students, with just half regularly monitoring where their money is going (52 per cent).
“The student experience brings new-found responsibilities like keeping good grades, living on your own and balancing a budget, which can be very stressful,” says Kavita Joshi, director of student banking for RBC.
“Proper saving habits can lead to working fewer hours, thereby freeing up more time for studying and enjoying the university or college experience.”
A TD Canada Trust Education and Finances Survey says students in Alberta are the most likely in Canada to stress about being able to afford the basics like rent, tuition and food.
It found that 28 per cent of students are stressed and another 31 per cent are anxious that it will be a challenge for them to manage.
The survey also revealed that 41 per cent of Alberta students are spending more money than they save.
Sixty-eight per cent project they will graduate with some debt and 20 per cent predict they will owe more than $25,000.
“Amassing enough money for post-secondary education can be a challenge, but it is much more economical to save ahead than to borrow at the last minute,” says Carrie Russell, senior vice-president at TD Canada Trust. “That said, if students are heading to school in the near future and have not put away enough, they should pursue all potential avenues available, such as a part-time job, scholarships, bursaries and assistantships.”
Kelsey McColgan, 21, is going into her third year at Mount Royal University’s Bachelor of Communications program, majoring in information design. For this semester, she is spending $3,100 for a full-course load.
“Probably one of the biggest tips I think, especially for first-year students, is to pack your lunch every day. You’ll save tons of money if you don’t have to buy a lunch at school every day,” she says.
“Take the bus because you have to pay for it anyway (through student fees). Or carpool.
“Budget your time wisely. I’ve held down a full-time job at Staples while going to school full time. So it is possible. Sometimes you have to make sacrifices in different areas of your life, but it is possible if you budget your time well enough. I always have a plan of my whole week before I start the week of when my homework time is, when I have to work and that’s how I’m able to pay for school because I wouldn’t be able to if I wasn’t working. I would have a ton of student loans. I don’t have any. It’s all paid for.”
McColgan’s friend Amanda Howard, 23, is also in her third year in the same program. For the first two years, she had student loans.
“I found it was just enough money . . . It’s just enough money to get you by and it seems it goes really fast. But for the next two years I’ve been saving and I’ll be paying for them myself,” she says.
“I’m a hardcore saver and also I work quite a bit. It’s sacrifices and finding time for work and friends in school is really hard.”
McColgan says she doesn’t really make up a budget. She’s just very, very frugal.
What it all comes down to is spending money wisely in a number of different areas and seeking deals wherever they can be found.
“Don’t be stupid. That’s one of the main things. A lot of people spend their whole year partying . . . and that can be expensive, like $100 a night. Just be wise,” says Howard.
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7. Burned Rothstein clients to get their day in court
The Miami Herald
08/29/2010
JAY WEAVER
Pg. B1
Sorting out the financial wreckage of Scott Rothstein’s $1.2 billion Ponzi scheme is an ever-changing math problem, with federal prosecutors and bankruptcy attorneys for his defunct law firm competing over who gets what — likely to be pennies or dimes on the dollar for his victims.
U.S. District Judge James Cohn, who is holding a restitution hearing on Monday in Fort Lauderdale, will have final say over the convicted lawyer’s liquidated assets in the criminal case.
Hundreds of burned Rothstein investors and clients are seeking to recover thousands to millions of dollars. In all,

the victims’ estimated claims reach about $363 million, court records show. But the assets seized from Rothstein — homes, luxury cars, yachts, cash, jewelry, watches, restaurants, nightclubs and other businesses — fall way short of that.
Although the feds recovered assets thought to be worth more than $60 million, they sold at auction for only about $6 million.
Authorities are still pursuing his numerous properties in Fort Lauderdale and the Northeast, despite heavy mortgages. FBI and IRS agents, meanwhile, are going after the $16 million that Rothstein wired to a Moroccan bank account as he fled the country last October.
Rothstein returned the following month and spilled the beans on his crimes, pleading guilty to racketeering charges for using his Fort Lauderdale law firm, Rothstein Rosenfeldt Adler, as a front to dupe investors into buying fabricated legal settlements. In June, Rothstein, 48, was sentenced to 50 years in prison.
He will not attend Monday’s hearing.
Cohn, who slammed Rothstein at his sentencing for his lies and lavish lifestyle, will hear from some of his victims on Monday.
Federal prosecutors first determined last month that there were 259 victims entitled to about $279 million in restitution. On Friday, prosecutors upped the number of victims to 322 with ``undisputed’’ or ``partially disputed’’ claims. They’re entitled to about $363 million in restitution, according to court records. No victims’ names have been disclosed.
A FEASIBLE MANNER
Assistant U.S. Attorney Lawrence LaVecchio proposed that the judge adopt a pro-rated distribution of recovered assets, saying it “is fair and is the only feasible manner in which to avoid a ‘war of recriminations, to the detriment of all concerned.’”
The restitution formula, approved by Cohn last week, is based on how much investors put in and then took out of Rothstein’s investments over a four-year period before his scam imploded last fall.
The judge also weighed in on claims by dozens of former clients of the 70-attorney RRA firm. They received legal services, and were not investors.
Cohn found that a dozen bank accounts of the defunct firm held about $2.4 million when Rothstein’s Ponzi scheme imploded. He determined that about half of that money belonged to 25 of the firm’s clients, including former NFL star Warren Sapp, who had $82,789 in one account.
The judge also resolved a few investor claims. One example: Todd Snyder, owner of Tech-Optics, a Miami company, will receive $213,335.
Last October, Snyder had invested $2.16 million with Rothstein, who stole much of the money. Snyder thought it was being invested in the settlement of a purported lawsuit against California-based Dole, involving accusations that the company scrimped on the amount of pineapple in juices it sold to school districts. There was no suit, however.
PARALLEL CASES
Another moving piece of the restitution puzzle: the RRA firm’s parallel bankruptcy proceeding in Fort Lauderdale, which is separate from the criminal case but involves many of the same victims. The firm’s trustee, Miami-Dade

Senior Circuit Judge Herbert Stettin, has indicated that a total of 408 investors in Rothstein’s bogus legal settlements and other creditors have filed ``proofs of claim.’’
There has been growing tension between prosecutors who control the restitution in criminal court, and the civil lawyers who seek to recover money for victims in bankruptcy court. Most victims filed the same claims in both courts.
The bankruptcy trustee, advised by lawyers with the Fort Lauderdale firm Berger Singerman, has aggressively pursued substantial claims against former investors, law partners and the former firm’s banks, Toronto Dominion and Gibraltar. The trustee’s argument: Legally, those entities should pony up because, for the most part, they benefited financially from Rothstein’s scheme even if they had no knowledge of his wrongdoing.
Attorney John Genovese, special counsel to the trustee, said the bankruptcy lawyers are working to recover ``well in excess of $100 million’’ they claim are owed to investors.
So far, the bankruptcy trustee has reached a handful of major settlements.
Among them: Rothstein’s main investor, George Levin of Fort Lauderdale, who fed $836 million from hedge funds to the now-disbarred lawyer. Levin teased investors with personal guarantees and lucrative returns if they put their money into Rothstein’s purported legal settlements in employment, sex-discrimination and whistle-blower cases.
Levin, who headed several investment groups known as Banyon, the largest feeder funds to Rothstein, agreed last month to give up much of his personal wealth from business and real estate investments as part of a settlement deal with bankruptcy attorneys.
Under the agreement, Levin agreed to make an initial payment of $5 million to the RRA bankruptcy estate. He also agreed to turn over 85 percent of his total assets, which are not spelled out in the agreement. In financial offerings, Levin had told investors he was worth more than $100 million.
Under the agreement, Levin and his wife, Gayla Sue, can keep their $4.2 million Fort Lauderdale home and $750,000 in personal possessions.
Levin denied in the settlement that he knew about Rothstein’s racket, which lasted from 2006 to 2009. His Miami lawyer, William Richey, did return a call for comment.
BITTER FRIENDS
Another significant deal, also negotiated by the bankruptcy trustee, was reached with wealthy South Florida auto dealer Edward Morse and his wife, Carol. Their once friendly relationship with Rothstein turned bitter after the collapse of his Ponzi scheme.
In a lawsuit, the Morses accused Rothstein of lying to them about the settlement of a $2 million contract dispute with the decorator of their homes in Boca Raton and Maine. They wound up posting a $57 million bond in the case to recover a fake judgment falsified by Rothstein.
But the bankruptcy lawyers later discovered that the Morse family, who were also Rothstein investors, had received payments from him totaling $87 million before his investment scam unraveled. Those payments substantially exceeded their losses to Rothstein.
As a result, the Morse family agreed to pay $30 million to the RRA bankruptcy estate. That money will be redistributed to Rothstein’s victims.
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8. Auto insurers wary of psychology costs
The Toronto Star
08/28/2010
JAMES DAW
Pg. B2
A dispute is simmering over the role psychologists will play in treatment of Ontario residents who suffer minor injuries in motor vehicle accidents.
Auto insurers wanted to see treatment of depression and anxiety after minor sprains, strains, cuts and dislocations paid from a new $3,500 treatment cap that will come into effect starting Sept. 1.
But a report prepared by a task force of psychologists suggests stress disorders and phobia may develop, regardless of the severity of an injury, and the cost of assessment and treatment should not be caught by that cap.
“It would be inappropriate to consider ... psychological conditions and disorders ... as being similar to the ‘minor’ physical injuries that are addressed in the (new) minor injury guideline, minor injury definition, and by extension, treatable with the $3,500 cap,” argues a task force whose 100-page report on auto insurance claims is posted on the website of the Ontario Psychological Association.
The report cites various recent studies that link psychological problems, including post-traumatic stress disorder, to motor vehicle accidents. It cites other studies that appear to support the role psychologists can play in aiding recovery, and limiting the use of costly prescription drugs.
It encourages psychologists to consider opening insurance claims for both the injured person, and family members living with the injured person.
“It may be appropriate to open a separate claim for services for the affected family member, so that separate and conjoint assessment and treatment may occur,” the report urges.
Both sides agree that psychological care has not been a major component of the cost of auto insurance in the past, and is more common in the aftermath of accidents involving serious injury, brain damage or death.
Hamilton psychologist Ron Kaplan, a member of the task force, says government sources have indicated less than 4 per cent of medical and rehabilitation dollars go to psychological care.
He added there are only about 200 of the 3,000 psychologists and associates in Ontario who focus significantly on motor vehicle accident victims and attend professional workshops on their problems.
“Our position is that most individuals with a minor injury will not develop psychological problems that need treatment,” Kaplan said in a telephone interview on Friday.
He says he agrees it was a good idea to allocate $400 of the new $3,500 minor-injury treatment limit to pay therapists or doctors for counselling and educating patients about the natural recovery process.
Yet insurers are still wary about any potential for increased costs, even though changes in regulation will allow them to deny treatment requests without the backing of an independent medical examination.
Government medical insurance does not compensate psychologists who see patients outside of hospitals and other institutions. Yet the number of psychologists has grown by 47 per cent in the past decade.
Lawyers have successfully argued that persons with psychological symptoms overlaying relatively minor injuries would qualify as being seriously injured and thus eligible for more substantial benefits and compensation.
Meanwhile, there is no indication that substantial increases in insurance premiums have kept pace with the rising cost of injury accident benefits in Ontario.
The latest profit figures released this week by the Office of the Superintendent of Financial Institutions suggest insurers of homes, autos and businesses enjoyed about a 40 per cent bounce in profits in the second quarter of the year.
Unfortunately for them, and for premium-paying drivers, the cost of personal injury claims was still far higher than premiums collected. Also figures for 2009 showed a huge increase in costs, particularly in the Toronto area.
The average cost of accident benefits to pay for treatments, income replacement and for help around the home soared 37 per cent to an average $1,167 per vehicle in the territory that includes Toronto, Mississauga, Markham and Vaughan last year.
That may be enough on its own to trigger depression and anxiety.
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9. How to manage credit without credit managing you
The Toronto Star
08/29/2010
ELLEN ROSEMAN
Pg. A13
Credit is easy to get, but it’s not always easy to manage.
You can risk your financial health if given access to more spending power than you need and can support.
Financial institutions talk endlessly about the power of compound interest when you’re a saver. It helps them sell mutual funds and retirement plans.
But they never explain how compounding works against you as a borrower, since it would hamper their promotion of high-interest credit products.
A reader asks me for advice on her Sears credit card, which has an annual interest rate of 29.9 per cent.
“I’m a senior with a very limited source of income and I owe about $5,000,” she says.
“Some months it’s impossible to pay more than the minimum payment. It seems that no matter how much I pay them every month, the amount owing seems to go up.”
She will need 50 years and four months to pay off her debt if she makes only the minimum payments of 3 per cent a month (or $150), according to a calculator developed by the Financial Consumer Agency of Canada.

By the time she’s done, she will have paid $23,262 in interest on top of the original $5,000 she borrowed.
That’s the dark side of debt — the burden you bear when you can make only small dents in your balance each month at a sky-high interest rate.
Credit card issuers will have to show the math on your monthly statements starting in September, thanks to new rules in Canada (and already in force in the United States).
You may think such warnings are unnecessary.
Doesn’t everyone know the danger of paying only the required amount on credit accounts?
Many adults do understand the risks.
But young people are often unaware of the problems that can arise from the liberal credit they’re offered.
A father tells me about his 21-year-old daughter being given an $8,000 limit on a bank credit card.
Yes, she has a job, but she lives with her parents. She couldn’t afford her current lifestyle if she were living on her own.
“They would only drop the limit to $4,000 when she called. I worked with her and had them bring it down to $800,” he says.
It’s hard for parents to teach restraint to youngsters who want the good life when credit is thrown in their faces.
Many teens don’t know how to write a cheque or reconcile a chequebook with a bank account.
“I’ve seen young people go to the ATM to find out what their balance is. But that’s a dangerous habit. What if an expense hasn’t cleared yet?” says Eleanor Blayney, a certified financial planner in Washington.
Her advice for anyone with cash flow issues: “Make your spending visible and difficult.”
Don’t use a credit card for purchases.
Use a debit card.
Use cash. Start using cheques, even if the people waiting in line are angry with you.
Blayney is the consumer advocate for the Certified Financial Planner Board of Standards Inc. The non-profit organization is marking its 25th anniversary by offering advice to Generation Y in print, video, audio podcasts, Facebook and Twitter, http://www.twitter.com/eleanorblayney.
The CFPs want to fight the perception that they only look after older clients or those with significant investments.
In a new series of Money 911 columns each Sunday, I’ll explore the use and abuse of credit at a time when it’s easily available and heavily promoted.
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10. Bay Street view: cut taxes, control spending; Finance Province’s challenge is to keep income levies regime, while taming its deficit and debt, says Toronto investment banker
The Telegraph-Journal (Moncton, NB)
08/30/2010 10:54:54
August 28, 2010
Pg. A1
On a warm summer evening in a private dining room above a downtown Toronto bar and grill, Douglas Turnbull was talking about the marketing of New Brunswick, the relation between tax cuts and global competitiveness, and government deficits.
Turnbull, a tall and gregarious man, is the deputy chairman of TD Securities Inc. He has spent a long career in the banking world primarily as a representative of financial institutions which deal with governments, crown corporations and infrastructure financing.
Turnbull and his wife Dana were among an eclectic group of men and women who had come to the Toronto reception to enjoy drinks and finger foods courtesy of the New Brunswick government.
The event was part of the New Brunswick’s ambassador program, an initiative of the Shawn Graham government that has brought together hundreds of people from various backgrounds with connections to the province to act as volunteer sales agents to help attract business and investment.
The reception was an opportunity for the ambassadors to meet each other, to mingle with investment staff of Business New Brunswick, to pass on business leads and discuss marketing strategies.
Victor Boudreau, the former minister of finance and the current minister of Business New Brunswick, attended the reception and, in an informal speech in flawless English and French, he outlined the vision that his government has been promoting on the road.
Boudreau spoke about how New Brunswick is the first jurisdiction in North America to have universal broadband Internet access, how its cities have the world’s most advanced broadband network, how Fredericton and Moncton have been recognized internationally as smart cities, how the province offers residents an affordable, safe and quality lifestyle.
He also spoke at length about the government’s decision to cut corporate and personal tax rates as a response to the world economic crisis, a tax reform plan that runs counter to almost all other jurisdictions in the western world that have responded to economic hard times with spending increases, large deficits and, in some cases, tax increases.
The tax changes have been overshadowed by other contentious government initiatives, such as education reforms and the proposed sale of parts of NB Power to Hydro Québec.
However, the new tax regime could be the Graham government’s most significant legacy, if it is allowed to continue until its completion in 2012. That ‘if’ is a big one.
The program to cut taxes in New Brunswick has become an issue in the election campaign. The Progressive Conservatives have promised to stop the corporate tax cuts at 10 per cent and cancel the income tax cuts for those who earn more than $450,000 a year. This Tory commitment raises questions for the Liberals: Would they hold the line on the tax cuts in a second mandate despite the pressures to begin the process of returning the province to balanced budgets? If the tax cuts remain in place, where would the corresponding cuts in government spending come from?
The Graham government’s tax plan calls for the general corporate income tax rate to be reduced from 13 per cent to eight per cent by July 1, 2012. That would give New Brunswick the lowest corporate tax rate in Canada.
In addition to the corporate reforms, the government announced major changes in personal income tax rates, also scheduled to be completed by 2012. A phased personal income tax reduction would reduce New Brunswick’s four income tax brackets to two, with a tax rate of nine per cent for people earning less than $37,893 and 12 per cent for those earning more than that amount. The government estimates this reform would reduce the overall amount of personal income taxes paid by New Brunswickers by $323 million in 2012.
Turnbull says that, from the point of view of attracting business investment to the province and creating jobs, the tax cuts would give New Brunswick a competitive advantage that will help overcome its natural disadvantage as a relatively small jurisdiction far from the centre of corporate power in Toronto.
“The ability to have the lowest corporate tax rate in Canada, that is a remarkable competitive advantage,” Turnbull says. “I think being able to say you have a very competitive tax rate is absolutely critical, and I think New Brunswick has done a terrific job of making sure this is understood as a public policy objective.
“If you don’t have a corporate community in your province it becomes very difficult for you to achieve other objectives that you want for the province.
“To be able to say we are open for business, to be able to feel we can do it, knowing there is a broad recognition that competitiveness is important, this program makes a big difference.
“People are aware of it. The economists are certainly aware of it.”
For his part, Turnbull is spreading the word about the new competitive advantage in New Brunswick. And his word is no small matter in the corporate and banking world. Turnbull, who has worked in Toronto, New York and Tokyo, has spent his career in investment banking, primarily as a financier to governments. His job has been to advise governments about financing and investment decisions, and to advise banks about government financing and public policy issues.
For 25 years he has been calling on the New Brunswick Department of Finance, as a representative of TD Bank and other financial institutions.
Turnbull’s role has been strictly non-partisan. He has advised deputy ministers of finance and their staff under both Liberal and Progressive Conservative governments. He has also developed relationships with premiers and ministers of finance, both Liberals and Tories.
During this time he also developed a passion for fly fishing for Atlantic salmon. He comes to New Brunswick a couple of times a year to fish, on both the Restigouche and Miramichi rivers.
In 2007, he served as executive-in-residence at the University of New Brunswick’s faculty of business.
When Graham asked him to become part of the ambassador program he agreed immediately.
Turnbull says when Graham, Boudreau and others are on the road selling the province, the tax program must be one of the key messages, not only in Canada but also in the United States and abroad.
Turnbull says the other messages should involve the province’s broadband Internet coverage along with New

Brunswick’s skilled, educated and bilingual workforce.
He says it is critical that political leaders act as effective sales agents for their province when they are on the road.
Turnbull (and many others at the Toronto reception) recalled the heady days in the early 1990s when former premier Frank McKenna began aggressively selling New Brunswick on the road and the province became the toast of the town in corporate Canada. At the time, no other premier in Canada was so bold in creating a buzz about his home province.
“When Frank was doing that it was unique and so refreshing,” Turnbull says. ( McKenna is now deputy chairman of TD Bank Financial Group and a colleague of Turnbull.)
He says McKenna was a great natural salesman and his personal approach to marketing the province set the standard for provincial leaders across the country.
Turnbull says he has watched Graham in action on the road in Toronto and New York and thinks he is a fine spokesman, a natural and effective salesman for the province, as was former premier Bernard Lord.
“I think this is critical,” he says. “The premier must be out telling the story of New Brunswick in a believable way.”
However, while New Brunswick is promoting tax cuts as a competitive advantage today, the elephant in the room is New Brunswick’s budgetary deficit and growing debt.
In a fiscal update released in March, Finance Minister Greg Byrne forecast a $750-million deficit that will contribute to the $8.2-billion provincial debt.
Turnbull says the challenge for future New Brunswick governments will be holding the line on tax cuts while deficits are brought under control
“Fiscal discipline is something that can’t be ignored,” Turnbull says. “Premiers and finance ministers across Canada understand that. I think it is still clearly understood that governments have to exercise fiscal discipline.”
He noted that it wasn’t that long ago that some provinces had difficulty borrowing on foreign markets and deficits were reigned in to the point where, just five years ago, it was unheard of for a government in Canada to run a deficit as a matter of course.
Turnbull says it is understood that in some economic cycles deficits are acceptable. During this global economic downturn, there was wide recognition, starting with the International Monetary Fund, that the government spending and deficits were required to help stimulate a recovery. In short order, governments were running deficits in almost every jurisdiction in the world
However, as the economy recovers, budgets are going to have to be balanced and difficult choices are going to have to be made. Turnbull says the time is not far off when tough decisions are going to have to be made in several provinces. And the choice in New Brunswick may be between cutting services, raising taxes, or some combination of both.
A province’s credit rating does matter and spending may have to be constrained in some instances to avoid credit downgrades. The public is going to want spending on services and politicians want spending programs, so the public fiscal calculus becomes enormously difficult.
“If I was the premier or the finance minister I’d be worried about it constantly,” Turnbull says. “I think that it is important for politicians to explain in a clear and coherent manner why there are not unlimited choices.”
The challenge for the New Brunswick government, should the tax reduction plan continue, will be to show that the strategy is attracting business, and the problem with that is that the payoff, if there is one, will come somewhere beyond 2012, when the final tax cuts are made.
“The ability to have a competitive tax jurisdiction, I would think is going to be a lot tougher if difficult economic conditions persist,” Turnbull says. “The payoff from a competitive tax regime will occur over many years. It will not have an immediate response.”
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11. Double-dip recession could happen, but probably won’t
The Gazette (Montreal)
08/28/2010
JAY BRYAN
Pg. C1
The double-dip psychosis in financial markets seemed to lift yesterday, ironically, just as investors received the lousy news about U.S. economic growth that they’d been fearing.
Stock and commodity prices, both of them sensitive to economic growth prospects, jumped.
Why? As best as anyone can tell, there were two reasons for the apparent relief. First, the economic news, while bad, was less so than the average forecaster had predicted. Second, Fed chairman Ben Bernanke reminded us of something we already knew: that he wouldn’t just sit on his hands if economic conditions worsen further.
Neither of these developments removes the possibility that the U.S. recovery is faltering so badly that it could just possibly collapse into a new round of economic downturn -the famous double-dip -but they help to put this possibility in context.
The context is this: it could happen, but probably won’t.
For a more elegant formulation, we can look to an analysis by economists Beata Caranci and Craig Alexander at the Toronto-Dominion Bank. They’ve compared the U.S. experience in this recession with that of nine countries that suffered similarly severe recessions in the past and whose experiences were studied in an International Monetary Fund report last year.
All these recessions, like the U.S. one, were unusually bad because they were accompanied by a synchronized financial crisis at home and in other countries.
Such a simultaneous financial crisis makes a recession deeper, longer and slower to heal because there’s more than just a temporary lull in spending by consumers and businesses.
First, when the financial system has been damaged, it’s hard to have the credit-driven upturn in sectors like housing that usually sparks a recovery.
And second, when this damage hits trading partners as well, they aren’t able to drive the export rebound that normally helps boost the recovery.
A lot of people who should know better have been measuring the speed of the current U.S. rebound by the yardstick of past ordinary recessions, which doesn’t make much sense.
The IMF study found that a recession accompanied by a synchronized financial crisis lasted, on average, 7.3 months, more than twice as long as a typical recession. Economic output fell by 4.8 per cent, nearly double the normal loss.
Since a recession like the latest one is so deep, it stands to reason that it will take longer to recover, and that’s true. The average crisis-linked recovery takes 6.8 quarters, or more than twice as long as a normal recovery.
That’s because it’s not only deep, but the growth rebound is hampered by the factors we’ve mentioned. The recovery growth rate after a crisis is only 2.8 per cent, far slower than the 4.3-per-cent rate of growth in a normal recovery.
Measured by the yardstick of other similarly severe recessions, the U.S. is actually right on target. Its recovery is admittedly weak, but it exactly mirrors the average 2.8-per-cent growth rate in the first year of comparable recoveries. That’s not cause for celebration, but it’s certainly not cause for despair, either.
Nevertheless, careful analysts now acknowledge that there’s at least a minor risk of a double-dip recession -one that would cause the economy to shrink once again for perhaps six months or more. But the risk is still modest. Caranci and Alexander place it at one in three, which is the same likelihood estimated by deputy chief economist Douglas Porter at BMO Capital Markets.
At both outfits, the U.S. growth outlook for the coming year has been downgraded, to around two per cent or a bit more. As a result, Canada’s growth will also slow, but less, to maybe 2.5 per cent, Porter estimates.
It’s perfectly normal for growth to slow after a recovery has been underway for a while, but the recent U.S. slowdown has been deeper than expected. Porter attributes this to exceptionally weak job growth that he links to two factors: uncertainty among managers caused by Europe’s recent debt crisis and mass layoffs by U.S. states and municipalities.
From here, the outlook should be for a sluggish, but sustained recovery. But consumer and business confidence will be a key to keeping it going.
As the recent despair in U.S. financial markets seems to demonstrate, it’s possible for today’s 24-hour media culture to create an echo chamber of despondency that itself can make a new downturn more likely.
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The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi intitulée Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de l’opération par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de l’opération selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de l’opération ou de remplir d’autres conditions liées à l’opération selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009 sur formulaire 40-F de La Banque Toronto-Dominion, et dans le rapport annuel de 2009 sur formulaire 10-K de The South Financial Group, Inc. déposés auprès de la Securities and Exchange Commission (SEC) et disponibles sur le site Internet de la SEC (http://www.sec.gov).
L’opération de fusion envisagée entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’approuvent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement sur formulaire F-4 qui contient une circulaire de sollicitation de procurations/un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à l’opération proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations/prospectus provisoire lié à l’opération de fusion proposée, ainsi que la circulaire de sollicitation de procurations/prospectus définitif, lorsque disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus provisoire, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-

Dominion et The South Financial Group, Inc., sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations/prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations/prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à l’opération de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel sur formulaire 40-F pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et circulaire de procuration de 2010, qui a été déposé auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement sur formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. à l’égard de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, sont inclus dans la déclaration d’enregistrement susmentionnée sur formulaire F-4, qui a été déposée auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON AUGUST 30, 2010.
Daily News Brief
August 30, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	Mercantile Florida President Ernie Diaz Keeps Job With TD Bank – Orlando Business Journal
J. Ernesto Diaz, president of the Florida banking operations of The South Financial Group, will stay on with The Toronto-Dominion Bank after TD Bank buys South Financial.
2.	First Federal Bank of North Florida Rebrands as TD Bank – MyBankTracker.com
Beginning Monday, August 30, six branches of what was formerly First Federal Bank of North Florida will officially convert to TD Bank locations.
3.	TD Bank: Young Readers Rewards – BankBonusGuide.com (Blog)
TD Bank is paying your children to read ten books of their choice over the summer. This offer is still valid for 34 days. If a child reads ten books, they will earn $10.00 USD.
4.	The Morristown Neighborhood House Inches Closer to Saving After School Program – MorristownGreen.com
Generous donors have given Morristown’s Neighborhood House hope for salvaging a popular after-school program imperiled by state budget cuts, according to the organization’s director. [TD Bank’s Don Buckley is quoted.]
5.	TSFG Execs Enter Into Agreements With TD – SouthCarolina1670.WordPress.com (Blog)
Several top-ranking South Financial Group executives have entered into lucrative employment contracts with TD Bank Financial Group, which is in the process of acquiring the Greenville-based financial services company.
6.	South Financial Shareholders to Vote on Merger – SC Biz
The South Financial Group announced Sept. 28 as the date of its special meeting for shareholders to vote on the Greenville company’s merger with TD Bank Financial Group.

7.	Back-To-School Shopping Save Money, Earn Rewards And Go A Little ‘Green’ – WFMZ-TV (PA)
This back-to-school season promises to be costlier than ever for many American families. Not only will they spend more for personal supplies for their children, families are also being asked to help school districts battle budget shortfalls by supplying basics like toilet paper and trash bags. [TD Bank’s Suzanne Poole is quoted.]
8.	It’s Your Money – Sun Sentinel (FL) New troubled loans slip, foreclosures still rise
Fewer Florida homeowners are falling behind on their mortgages than at the start of the year, but one in four remain behind on their loan payments or are in foreclosure. [TD Bank’s Mike Copley is quoted.]
9.	Loranne Ausley Attacks Jeff Atwater’s Banking Ties in a New Web Ad – PolitiFact Florida (politifact.com)
A web ad by the Democratic nominee for chief financial officer has her Republican opponent crying foul. [TD Bank and Riverside National Bank are mentioned.]
10.	Burned Rothstein Clients to Get Their Day in Court – The Miami Herald
Sorting out the financial wreckage of Scott Rothstein’s $1.2 billion Ponzi scheme is an ever-changing math problem, with federal prosecutors and bankruptcy attorneys for his defunct law firm competing over who gets what — likely to be pennies or dimes on the dollar for his victims. [TD Bank is mentioned.]
INDUSTRY NEWS
1.	Paying Banks to Keep Your Cash – Bloomberg News Low interest and new fees diminish yields
It’s getting tougher for U.S. savers to find a bank where they won’t end up paying to keep their money safe.
2.	Small Businesses Hold Off Spending While Waiting For Aid – USA Today
Small businesses have put hiring, supply buying and real estate expansion on hold as they wait out the vote on a small-business-aid bill that stalled in the Senate earlier this summer.
TD BANK NEWS
1.	Mercantile Florida President Ernie Diaz Keeps Job With TD Bank By Margie Manning August 27, 2010 – Orlando Business Journal
J. Ernesto Diaz, president of the Florida banking operations of The South Financial Group, will stay on with The Toronto-Dominion Bank after TD Bank buys South Financial.

Diaz, who was promoted to Florida president of Mercantile Bank in late 2008, is among several South Financial executives who have signed new offer letter agreements with TD Bank that will become effective after the deal closes, a filing with the Securities and Exchange Commission said.
Under terms of the offer, Diaz will be eligible to receive an annual base salary of $300,000, an annual incentive target award equal to $50,000 and an equity incentive target award equal to $150,000. Restricted stock and benefits also are included in the agreement.
Diaz received total compensation of $524,480, including a $325,000 base salary, from South Financial in 2009.
Other South Financial executives who have agreements with TD Bank include H. Lynn Harton, president and chief executive officer; James Gordon, chief financial officer; W.P. Crawford Jr., general counsel and chief risk officer; Christopher Gompper, interim president of banking operations for the Carolina markets; Tanya Butts, executive vice president, chief technology and operations officer; Robert Edwards, executive vice president and chief credit officer; and Christopher Speaks, executive vice president and chief accounting officer.
South Financial shareholders will vote on the proposed merger with TD Bank on Sept. 28 in Greenville, S.C., the SEC filing said.
South Financial, headquartered in Greenville, agreed in May to be acquired by TD Bank Financial Group for about $191.6 million. South Financial has about $11.6 billion in total assets and $9.6 billion in total deposits, about 45 percent of them in Florida where it operates as Mercantile Bank. Mercantile has about $335.1 million in deposits and 13 branch offices in the Orlando area.
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2.	First Federal Bank of North Florida Rebrands as TD Bank August 27, 2010 – MyBankTracker.com
Beginning Monday, August 30, six branches of what was formerly First Federal Bank of North Florida will officially convert to TD Bank locations.
The locations underwent cosmetic work this week to update the exterior and interior signage to reflect TD Bank’s presence. Customers of First Federal Bank of North Florida will be able to continue banking as usual at all of TD Bank’s locations across the U.S. eastern seaboard.
The six First Federal stores making the change to TD Bank locations are (all in Florida):
Crescent City
Interlachen
Palatka
Palatka West
St. Augustine Beach
St. Augustine Lewis Point

The stores will now be open seven days per week with extended TD Bank hours. Though customers’ accounts will not be dropped, they might be altered or augmented to fall in line with TD Bank’s offerings. If you’re concerned or curious about the changes, visit TDBank.com for further information.
TD Bank Expands
Expansion is nothing new for TD Bank. Since originating from Canadian parent company Toronto-Dominion Bank, the company has opened physical locations in 13 states on the Atlantic coast. The bank, headquartered in Cherry Hill, N.J., holds $160 billion in assets and is one of America’s 15 largest banks. It has steadily added brick-and-mortar branches in the two years since its incorporation.
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3.	TD Bank: Young Readers Rewards August 27, 2010 – BankBonusGuide.com (Blog)
What could be better than your daughter or son reading a great book once in a while that they get to choose? Well how about getting paid for reading that book? TD Bank is giving you just that. They are paying your children to read ten books of their choice over the summer. This offer is still valid for 34 days. If a child reads ten books, they will earn $10.00 USD.
TD Bank’s Summer Reading Progam is very simple. Every time a child reads a book, they should write down what they read. When they finish their 10th book of the summer, they can visit the summer book list link and print their list. Once the list is printed, they need to bring the form to a TD Bank branch to redeem the offer.
The child must have a Young Saver account. If they do not have one, they must register for one. The money will be accredited to the account when they have reached their 10 book goal. Young Savers accounts are for anyone under the age of eighteen and must have a $250.00 minimum daily balance.
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4.	The Morristown Neighborhood House Inches Closer to Saving After School Program August 27, 2010 – MorristownGreen.com
Generous donors have given Morristown’s Neighborhood House hope for salvaging a popular after-school program imperiled by state budget cuts, according to the organization’s director.
Over the summer, foundations and individuals have contributed $57,000, enough to get a bare-bones STARS program up and running after Labor Day, said David Walker, executive director of the Neighborhood House.

“STARS will continue to rise,” David vowed on Friday, expressing thanks for a $7,500 donation this week from the TD Charitable Foundation of TD Bank.
Another $43,000 is needed to keep the Smart Talented Athletic Responsible Students program in operation for its sixth year, he said.
STARS offers tutoring, recreation and music instruction at the Frelinghuysen Middle School in Morris Township. The idea is to productively occupy youths who otherwise would be unsupervised after the closing bell at school.
David said he hopes most of the gap will be covered by New Jersey After 3, a nonprofit umbrella organization that had been the primary sponsor of STARS until Gov. Chris Christie eliminated its state funding earlier this year.
One-third of the New Jersey After 3 budget has been restored, and the Nabe is applying for some of it.
This fall will mark the first September opening for STARS, which usually starts in October. But the program will be conducted at the Neighborhood House, for only 30 students, until funding is resolved, David said.
STARS served 150 middle school children last semester. Many hail from low-income and single-parent households that cannot afford daycare, David said.
The Neighborhood House raised $50,000 to get through that semester, to make up for cuts by New Jersey After 3. Enrollment had to be pared from 200 students the year before.
Established in 1898 as a settlement house for Italian immigrants, the nonprofit Neighborhood House continues striving to help economically challenged new immigrants find their way.
“We believe the opportunity to enrich our communities is both a privilege and a responsibility,” Don Buckley, TD Bank market president for northern New Jersey, said of the TD donation in a statement.
Other contributors this summer have included Novartis, the Geraldine R. Dodge Foundation, the Victoria Foundation, and individual donors affiliated with the Community Foundation, David said.
“With help from TD Bank and other supporters, we’re certain we’ll be able to run a program,” David said.
How large a program is the question.
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5.	TSFG Execs Enter Into Agreements With TD August 29, 2010 – SouthCarolina1670.WordPress.com (Blog)

Several top-ranking South Financial Group executives have entered into lucrative employment contracts with TD Bank Financial Group, which is in the process of acquiring the Greenville-based financial services company.
According to information filed late last week with the US Securities and Exchange Commission, South Financial Group Chief Executive H. Lynn Harton will receive $450,000 annually under terms of a deal with TD.
Other high-ranking TSFG officials who will be paid handsomely for continuing on with TD include:
Christopher S. Gompper, president, Carolina First Bank, $300,000;
J. Ernesto Diaz, president, Mercantile Bank, $300,000;
Robert A. Edwards, chief credit officer, $200,000; and

Tanya A. Butts, chief operations and technology officer, $200,000.
In addition, the five will be eligible for annual incentive target awards equal to $175,000, $50,000, $50,000, $25,000 and $25,000, respectively, and equity incentive target awards equal to $625,000, $150,000, $150,000, $100,000 and $100,000, respectively.
Also, the quintet will be eligible for a one-time TD restrict stock units and/or cash award, subject to the executive’s continued employment for specified periods of time, in an amount equal to $2 million, $600,000, $1,025,000, $595,000 and $595,000, respectively.
The offer letter further specifies that, in the event of a termination without cause during the period prior to the third anniversary of the executive’s start date, Harton, Gompper, Diaz, Edwards and and Butts will be eligible to receive severance benefits in an amount equal to $1,800,000, $600,000, $925,000, $525,000 and $525,000, respectively.
In addition, TSFG Chief Financial Officer James R. Gordon and General Counsel William Crawford Jr. have also entered into agreements with TD under which Gordon’s base salary will be $345,000 annually and Crawford’s $275,625.
Upon termination of employment, excluding termination for cause, each will be entitled to a $650,000 in severance pay, provided the termination doesn’t occur before the end of the employment term.
In May, South Financial announced it would be acquired by TD for 28 cents a share. As recently as early 2008, TSFG was trading for $17 a share.
South Financial has lost more than $1.7 billion over the past two-plus years, including $400 million during 2010.
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6.	South Financial Shareholders to Vote on Merger August 30, 2010 — SC Biz
The South Financial Group announced Sept. 28 as the date of its special meeting for shareholders to vote on the Greenville company’s merger with TD Bank Financial Group.
Federal regulators already approved the proposed merger.

TD Bank Financial Group announced in May that it agreed to purchase South Financial for about $192 million and expected to cover about $1 billion in future losses on the South Financial portfolio.
Under the agreement, South Financial shareholders would receive $61 million in cash or TD common stock. Additionally, TD would pay $130.6 million to the United States Department of the Treasury for the $347 million in preferred shares the government acquired as part of the TARP program.
The special meeting will be 10:30 a.m. Sept. 28 at Poinsett Plaza, 104 S. Main St. Greenville.
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7.	Back-To-School Shopping Save Money, Earn Rewards And Go A Little ‘Green’ August 28, 2010 – WFMZ-TV (PA)
This back-to-school season promises to be costlier than ever for many American families. Not only will they spend more for personal supplies for their children, families are also being asked to help school districts battle budget shortfalls by supplying basics like toilet paper and trash bags.
A recent survey by the National Retail Federation indicates that Americans are expected to spend more than $55 billion on school supplies this year, up from $47 billion last year. Back-to-school season can become expensive for families who do not plan well.
Parents should know that they have many options to save money when purchasing school supplies this year. If they research thoroughly, parents may also find ways to make their hard-earned money go twice as far this school season.
Here are a few things to consider
Know what to purchase. Unless parents have already received a list of school supplies from teachers letting them know exactly what their children will need this school year, the best idea is to wait until the first week of school to purchase supplies.
“Most parents should receive that list within the first few days of class,” says Suzanne Poole, executive vice president of retail sales strategy and distribution for TD Bank. “If purchases are made before reviewing the list, parents may buy materials their kids won’t need and also fail to purchase supplies that teachers require.”
Wait for discounts and reuse last year’s leftovers. Before making any purchases, parents should look through leftover school supplies from the previous school year to see if there are paper, pencils, pens and other class materials their children can use for the first few weeks of school. For example, if there is unused, clean paper in notepads, parents should rip those sheets out and have their kids use that paper during the first weeks of class. This way, families can make sure they’re using all the paper and materials they already have, while doing their part to protect the environment and their wallets.

“By waiting to purchase supplies, parents also can take advantage of the significant discounts retailers will be applying to school supplies a few weeks into the academic year,” Poole says. “These decisions can also be used to teach kids a few lessons about saving and the importance of learning to live a more environmentally friendly lifestyle.”
Use the Web. Parents are increasingly becoming active social media users and should use their Twitter and Facebook accounts to find deals they can take advantage of.
A search of the phrase “back-to-school discounts” on Twitter will garner hundreds of results including the Twitter accounts of retailers who continually update their followers on current discounts.
Parents also can find coupons for back-to-school supplies on websites like RetailMeNot.com, CouponMountain.com, Coupons.com and CouponCabin.com. These sites have a special back-to-school section.
Make funds allocated for school supplies work twice as hard. Along with rent or mortgage payments, utilities and other fixed costs, the purchase of school supplies is something that must be done at the start of every school year and, at times, after the winter break. By using a debit card that earns reward points every time it’s used for a credit transaction instead of debit, parents can collect enough points to earn valuable rewards.
Poole notes the TD Bank Visa Debit Card as an example.
Among its banking products and services,TD Bank offers new checking account customers an instant-issue debit card immediately upon opening an account at one of the bank’s 1,100 locations. TD customers can then register their new debit card for the Visa Extras reward program through TD Bank’s website and begin making credit transactions with the card by signing receipts instead of entering their pin. Customers immediately begin collecting points, which they can use to choose valuable rewards from more than 150 brands.
Spending for school supplies may in fact go up this year, but these tips can help parents save significantly and contribute less of their money to the $55 billion American families are expected to spend.
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8.	It’s Your Money You can manage it New troubled loans slip, foreclosures still rise By Harriet Johnson Brackey August 27, 2010 – Sun Sentinel (FL)
Fewer Florida homeowners are falling behind on their mortgages than at the start of the year, but one in four remain behind on their loan payments or are in foreclosure.
The number of troubled mortgages in Florida edged down during the second quarter by a slight 11,500 according to figures released Thursday by the Mortgage Bankers Association of America.

In the second quarter,10.97 percent of mortgages on one-to-four unit properties in Florida was delinquent, meaning payments were past due by 30 days or more. That figure is down from 11.32 percent in the first quarter and 12.66 percent in the fourth quarter of last year.
In addition to delinquent mortgages, 14.04 percent of Florida’s mortgages are in foreclosure, the association said. That figure has been rising steadily since the third quarter of last year, when it stood at 12.74 percent.
Nationwide, one in 10 mortgages are either delinquent or in foreclosure, according to the Mortgage Bankers Association.
“We are not out of the woods at all,” said Mike Copley, executive vice president of TD Bank, which has 37 offices in Broward, Miami-Dade and Palm Beach County.
An estimated 849,003 Florida mortgages were delinquent or in foreclosure between April and June, down from 860,576 in the first quarter. The state has 3.4 million mortgages in the survey.
A handful of other states have it worse than Florida when it comes to new borrowers falling behind on their loan payments.
Among states, Florida’s delinquency rate was fifth highest, behind Mississippi, with13.66 percent, Nevada 13.23 percent, Georgia 12.39 percent and Michigan 11.41 percent.
The numbers:
Florida delinquent loans:
10.97 percent second quarter 2010
11.32 percent first quarter 2010
12.66 percent fourth quarter 2009
12.18 percent third quarter 2009
Inventory of Florida loans in foreclosure
14.04 percent second quarter 2010
13.97 percent first quarter 2010
13.44 percent fourth quarter 2009
12.74 percent third quarter 2009
Number of Mortgages
3,394,654 second quarter 2010
3,402,832 first quarter 2010
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9.	Loranne Ausley Attacks Jeff Atwater’s Banking Ties in a New Web Ad August 27, 2010 – PolitiFact Florida (politifact.com)
A web ad by the Democratic nominee for chief financial officer has her Republican opponent crying foul.
Loranne Ausley is trying to tie state Senate President Jeff Atwater to a Florida bank that was shut down by the Federal Deposit Insurance Corporation in April 2010.
The ad, called “Can Florida Afford Jeff Atwater?,” opens with a picture of Atwater inside an elaborate frame, like it’s a painted portrait.
“Jeff Atwater wants to be Florida’s next chief financial officer. But here is what he doesn’t want you to know,” a narrator says, as the video first cuts to an image of a safe, then a second image of Atwater and a bank.
“Jeff Atwater was an executive vice president at Riverside National Bank, which was rated one of the seven weakest banks in all of Florida. In fact, Atwater’s bank was so weak that just a few months ago it was shut down by the Federal Deposit Insurance Corporation. But not before Atwater’s bank cost the FDIC $491 million dollars.”
Then the video cuts back to the image of the safe, then the Atwater portrait.
“So ask yourself, can Florida really afford Jeff Atwater as our next CFO?”
The ad produced this reaction from Atwater’s campaign:
“In another sign that her stagnant campaign is completely devoid of a positive vision for Florida, liberal Loranne Ausley has launched a mudslinging attack on the web that lies about Jeff Atwater’s professional experience,” Atwater spokesman Brian Hughes said.
Lies? In a political campaign? Could it be?
PolitiFact Florida wanted to get to the bottom of this.
For the purpose of this fact-check, we’re focusing on this statement: “Atwater’s bank was so weak that just a few months ago it was shut down by the Federal Deposit Insurance Corporation.”
First, let’s establish Atwater’s role and time at Riverside.
Atwater’s background at Riverside
Atwater, of North Palm Beach, oversaw business development at Riverside Bank’s Palm Beach County branches from 2002 to February 2009. When he left the bank, it had more than 60 branches and more than 1,000 employees in Florida.
Atwater told PolitiFact Florida he left the bank to focus on his responsibilities as Senate President.

In newspaper articles, Atwater had been listed as Palm Beach County president of Riverside National Bank.
But a bank spokeswoman told the Palm Beach Post that Atwater functioned as a “regional business development manager” at the bank’s Palm Beach County branches. Atwater’s 2008 pay from Riverside was $199,833 and he listed his title as “EVP” on his 2009 financial disclosure statement.
Atwater spokesman Hughes says that stands for executive vice president.
“The reality is it’s a local community bank, one in which his title was vice president,” Hughes said. “But his day-to-day responsibility was almost that of a regional branch manger. He worked with a few local branches.”
So Atwater was definitely a manager at the bank, and likely one of its higher-paid executives. He was not a member of the board of directors, however, and maintains he had no direct say in the bank’s loan-making process.
Bank finds itself in trouble
On May 27, 2009 — about three months after Atwater left Riverside — the bank was one of seven in Florida that failed to hold the amount of money required by regulators, according to the St. Petersburg Times.
And the Palm Beach Post reported on May 29 that Riverside was ranked among the weakest in the nation, according to TheStreet.com.
Fast forward to April 16, 2010, almost a year later.
The FDIC announced that it was closing Riverside National Bank and that TD Bank was taking over its accounts. Riverside, and two other Florida banks, were closed in order “to protect depositors,” according to the FDIC.
In its announcement, the FDIC said the cost to the FDIC’s insurance fund to guarantee the bank’s obligations was $491.8 million.
The Post documented the bank’s closure this way:
FORT PIERCE — Beset by steep losses and unable to raise much-needed capital, Riverside National Bank was closed by federal regulators Friday.
Its business was taken over by TD Bank, the U.S. arm of Toronto-Dominion Bank. The Federal Deposit Insurance Corp. said Riverside’s failure is expected to cost the FDIC’s Deposit Insurance Fund $492 million.
Riverside, a stalwart of St. Lucie County’s business community, was the second-largest of the 25 Florida banks shuttered by the FDIC since August 2008.
Riverside had 58 offices from Palm Beach County to Volusia County. Its $3.4 billion in assets made it the seventh—largest bank headquartered in Florida.
Riverside posted huge losses in the past two years, including red ink of $138.9 million in 2008 and $131 million in 2009.

“This was a dead bank walking,” said Miami banking analyst Ken Thomas. “The question is why has the FDIC let them flail away for so long.”
The article noted that Riverside was hit hard by the collapse of Fannie Mae and Freddie Mac in 2008, rendering Riverside’s securities in Fannie Mae and Freddie Mac worthless. Loan losses escalated. Atwater isn’t mentioned in the story.
Back to the ad
Ausley’s ad makes three basic claims.
First, that Atwater worked as an executive at Riverside National Bank. That’s true.
Second, that the bank was rated one of the weakest in Florida. That’s true.
And third, that Riverside eventually was shut down by federal regulators. Also true.
But the problem is the 30-second spot splices together those three events like they happened within weeks of each other, when really they were separated by 14 months.
Why is that important to know? Because Atwater was no longer working at Riverside when the bank was either rated weak, or shut down. That alone doesn’t mean Atwater can’t be culpable. And we imagine he had to at least be aware of the bank’s financial problems, considering it posted a $138.9 million loss in 2008. But the ad’s references to “Atwater’s bank” are misleading, because it’s more accurately described as “Atwater’s former bank.”
Naturally, the question of culpability is harder to determine — and one we’re not ruling on.
We can, however, rule on the specific claim in Ausley’s ad. She said, “Atwater’s bank was so weak that just a few months ago it was shut down by the FDIC.”
At the time, it wasn’t Atwater’s bank. It may have been his former bank, or best yet, it was a bank where he used to work as an executive vice president. For the misleading timeline, we find the claim Half True.
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10.	Burned Rothstein Clients to Get Their Day in Court By Jay Weaver August 20, 2010 – The Miami Herald
Sorting out the financial wreckage of Scott Rothstein’s $1.2 billion Ponzi scheme is an ever-changing math problem, with federal prosecutors and bankruptcy attorneys for his defunct law firm competing over who gets what — likely to be pennies or dimes on the dollar for his victims.
U.S. District Judge James Cohn, who is holding a restitution hearing on Monday in Fort Lauderdale, will have final say over the convicted lawyer’s liquidated assets in the criminal case.

Hundreds of burned Rothstein investors and clients are seeking to recover thousands to millions of dollars. In all, the victims’ estimated claims reach about $363 million, court records show. But the assets seized from Rothstein — homes, luxury cars, yachts, cash, jewelry, watches, restaurants, nightclubs and other businesses — fall way short of that.
Although the feds recovered assets thought to be worth more than $60 million, they sold at auction for only about $6 million.
Authorities are still pursuing his numerous properties in Fort Lauderdale and the Northeast, despite heavy mortgages. FBI and IRS agents, meanwhile, are going after the $16 million that Rothstein wired to a Moroccan bank account as he fled the country last October.
Rothstein returned the following month and spilled the beans on his crimes, pleading guilty to racketeering charges for using his Fort Lauderdale law firm, Rothstein Rosenfeldt Adler, as a front to dupe investors into buying fabricated legal settlements. In June, Rothstein, 48, was sentenced to 50 years in prison.
He will not attend Monday’s hearing.
Cohn, who slammed Rothstein at his sentencing for his lies and lavish lifestyle, will hear from some of his victims on Monday.
Federal prosecutors first determined last month that there were 259 victims entitled to about $279 million in restitution. On Friday, prosecutors upped the number of victims to 322 with ``undisputed’’ or ``partially disputed’’ claims. They’re entitled to about $363 million in restitution, according to court records. No victims’ names have been disclosed.
A FEASIBLE MANNER
Assistant U.S. Attorney Lawrence LaVecchio proposed that the judge adopt a pro-rated distribution of recovered assets, saying it “is fair and is the only feasible manner in which to avoid a ‘war of recriminations, to the detriment of all concerned.’”
The restitution formula, approved by Cohn last week, is based on how much investors put in and then took out of Rothstein’s investments over a four-year period before his scam imploded last fall.
The judge also weighed in on claims by dozens of former clients of the 70-attorney RRA firm. They received legal services, and were not investors.
Cohn found that a dozen bank accounts of the defunct firm held about $2.4 million when Rothstein’s Ponzi scheme imploded. He determined that about half of that money belonged to 25 of the firm’s clients, including former NFL star Warren Sapp, who had $82,789 in one account.
The judge also resolved a few investor claims. One example: Todd Snyder, owner of Tech-Optics, a Miami company, will receive $213,335.
Last October, Snyder had invested $2.16 million with Rothstein, who stole much of the money. Snyder thought it was being invested in the settlement of a purported lawsuit against California-based Dole, involving accusations that the company scrimped on the amount of pineapple in juices it sold to school districts. There was no suit, however.

PARALLEL CASES
Another moving piece of the restitution puzzle: the RRA firm’s parallel bankruptcy proceeding in Fort Lauderdale, which is separate from the criminal case but involves many of the same victims. The firm’s trustee, Miami-Dade Senior Circuit Judge Herbert Stettin, has indicated that a total of 408 investors in Rothstein’s bogus legal settlements and other creditors have filed ``proofs of claim.’’
There has been growing tension between prosecutors who control the restitution in criminal court, and the civil lawyers who seek to recover money for victims in bankruptcy court. Most victims filed the same claims in both courts.
The bankruptcy trustee, advised by lawyers with the Fort Lauderdale firm Berger Singerman, has aggressively pursued substantial claims against former investors, law partners and the former firm’s banks, Toronto Dominion and Gibraltar. The trustee’s argument: Legally, those entities should pony up because, for the most part, they benefited financially from Rothstein’s scheme even if they had no knowledge of his wrongdoing.
Attorney John Genovese, special counsel to the trustee, said the bankruptcy lawyers are working to recover ``well in excess of $100 million’’ they claim are owed to investors.
So far, the bankruptcy trustee has reached a handful of major settlements.
Among them: Rothstein’s main investor, George Levin of Fort Lauderdale, who fed $836 million from hedge funds to the now-disbarred lawyer. Levin teased investors with personal guarantees and lucrative returns if they put their money into Rothstein’s purported legal settlements in employment, sex-discrimination and whistle-blower cases.
Levin, who headed several investment groups known as Banyon, the largest feeder funds to Rothstein, agreed last month to give up much of his personal wealth from business and real estate investments as part of a settlement deal with bankruptcy attorneys.
Under the agreement, Levin agreed to make an initial payment of $5 million to the RRA bankruptcy estate. He also agreed to turn over 85 percent of his total assets, which are not spelled out in the agreement. In financial offerings, Levin had told investors he was worth more than $100 million.
Under the agreement, Levin and his wife, Gayla Sue, can keep their $4.2 million Fort Lauderdale home and $750,000 in personal possessions.
Levin denied in the settlement that he knew about Rothstein’s racket, which lasted from 2006 to 2009. His Miami lawyer, William Richey, did return a call for comment.
BITTER FRIENDS
Another significant deal, also negotiated by the bankruptcy trustee, was reached with wealthy South Florida auto dealer Edward Morse and his wife, Carol. Their once friendly relationship with Rothstein turned bitter after the collapse of his Ponzi scheme.
In a lawsuit, the Morses accused Rothstein of lying to them about the settlement of a $2 million contract dispute with the decorator of their homes in Boca Raton and Maine. They wound up posting a $57 million bond in the case to recover a fake judgment falsified by Rothstein.
But the bankruptcy lawyers later discovered that the Morse family, who were also Rothstein investors, had received payments from him totaling $87 million before his investment scam unraveled. Those payments substantially exceeded their losses to Rothstein.
As a result, the Morse family agreed to pay $30 million to the RRA bankruptcy estate. That money will be redistributed to Rothstein’s victims.
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INDUSTRY NEWS
1.	Paying Banks to Keep Your Cash Low interest and new fees diminish yields By Alexis Leondis August 29, 2010 – Bloomberg News
It’s getting tougher for U.S. savers to find a bank where they won’t end up paying to keep their money safe.
Average interest on savings, checking, money-market and certificate of deposit accounts fell to 0.99 percent in July, the first decline below 1 percent in a decade, according to researcher Market Rates Insight. Banks also have been raising fees and adding new ones, most recently in response to the financial-services overhaul bill that became law July 21.
The result is that an increasing number of savers are seeing their deposit earnings eaten up by charges. That’s frustrating people such as Ken Ward, who recently passed on a savings account with a 0.01 percent interest rate at the Chase bank branch near his home in Wantagh, N.Y.
“We went to Chase because of the convenience,” said Ward, 57, a stock-loan trader who was helping his daughter find a place to tuck away $10,000. “But with those rates, we might as well put it in the mattress and then at least we won’t be charged any fees.”
Had they gone with the Chase savings account, it would have paid about $1 in annual interest. Potential fees included $4 if the balance fell below $300, $2 for each non-Chase ATM withdrawal, and $3 for each withdrawal after making more than four withdrawals in a monthly statement cycle.
Ward said he and his daughter settled on a 13-month Chase CD paying 0.75 percent and will look for a better alternative when it matures.
Chase’s interest payments reflect the low-rate environment created by the Federal Reserve, according to Greg Hassell, a spokesman for the bank’s New York-based parent, JPMorgan Chase & Co. The Fed has kept the overnight interbank lending rate target near zero since the end of 2008 to stimulate the economy after the collapse of Lehman Brothers Holdings Inc.

Unattractive rates and new fees may drive consumers to smaller banks and credit unions. Big banks such as Bank of America Corp., the largest lender in the U.S. by assets, No. 2 JPMorgan and No. 4 Wells Fargo & Co. may lose about 1 million checking accounts each, based on estimates by Moebs Services, an economic-research firm in Lake Bluff, Ill.
The average interest rate offered on a checking account by a credit union is 0.21 percent, according to Bankrate.com, the North Palm Beach, Fla.-based website that tracks bank products. That compares with 0.12 percent at the five largest banks and five largest thrifts in each of the 10 largest markets.
Almost 80 percent of the 50 largest credit unions offered free checking as of April, Bankrate.com data show, while unconditional free checking is no longer offered by Bank of America, Chase, Citigroup Inc. and Wells Fargo.
Consumers looking for higher rates may also turn to online banks. DollarSavingsDirect.com, a division of Emigrant Bank, offers 1.2 percent for savings accounts with account balances of at least $1,000.
Another option, money-market funds, which aren’t backed by the Federal Deposit Insurance Corp., were averaging 0.04 percent as of Aug. 24, according to iMoneyNet Inc., a research firm in Westboro, Mass., that tracks money funds.
Investors can also lock up their money for longer periods in U.S. Treasuries or savings bonds. Ten-year notes fell below 2.50 percent Aug. 24 for the first time since March 2009, according to data compiled by Bloomberg. For investors buying now, the EE savings bond is paying a fixed 1.4 percent, according to savingsbonds.gov. These bonds can’t be cashed for one year and there’s a 3-month penalty on interest earnings if redeemed within five years.
The Fed’s low rates have allowed U.S. commercial and savings banks to reduce their deposit costs. They paid $4.38 billion in interest on transaction, savings and money-market deposit accounts in the first quarter of 2010, a decline of 74 percent from the first quarter of 2007, according to SNL Financial, a bank-research firm in Charlottesville, Va.
Another reason banks are cutting the interest they pay out is to recoup losses from federal legislation that limits overdraft fees, estimated to be $15 billion annually, said Dan Geller, executive vice president of Market Rates Insight, based in San Anselmo, Calif.
Average interest rates have been decreasing since the third quarter of 2007, when they were 4.23 percent, he said. When the overdraft provisions took effect for new accounts last month, there was “a sudden and accelerated drop,” Geller said. The rules require consumers to consent before banks automatically cover them when they have insufficient funds for debit or ATM transactions.
Changes such as caps on fees that banks charge merchants for debit-card transactions and the creation of a consumer financial protection agency to regulate products such as credit cards and mortgages will decrease banks’ profits and lead to new fees for consumers, said Tony Plath, a finance professor at the University of North Carolina at Charlotte.
“The days of 10 percent of customers subsidizing free checking for 90 percent of customers are over,” Plath said.
Higher fees have driven the average annual price of a checking account to $301, an 11 percent increase in the past five years, data from Moebs Services show.

“If you’re a restaurant and you can’t charge for the soda, you’re going to charge more for the burger,” JPMorgan Chief Executive Officer Jamie Dimon said on a conference call with analysts July 15. For Chase customers, charges may come in the form of monthly fees and higher credit-card rates, he said.
Wells Fargo customers will bear some of the burden for new financial regulation, CEO John Stumpf said in a July 22 interview. The bank, which is based in San Francisco and has the biggest U.S. branch network, introduced a new checking account in July with a $5 monthly fee, which can be waived if customers meet certain conditions.
Brian Moynihan, CEO of Charlotte, N.C.-based Bank of America, has said he’s looking for ways to soften the impact of new regulations on revenue. Bank of America ended overdraft services Aug. 13 and is considering a tiered structure of charging for checking accounts, according to Anne Pace, a spokeswoman for the bank.
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2.	Small Businesses Hold Off Spending While Waiting For Aid By Laura Petrecca August 29, 2010 – USA Today
Small businesses have put hiring, supply buying and real estate expansion on hold as they wait out the vote on a small-business-aid bill that stalled in the Senate earlier this summer.
The much-debated legislation offers tax breaks and waived loan fees. But it also comes with more divisive components, such as a $30 billion fund that would help community banks give loans to small businesses. Opponents say the fund would be a mini version of the often-criticized TARP large-bank bailout program.
Many small businesses had hoped the legislation would pass the Senate by the end of July. With two weeks left until Congress reconvenes, those firms are in a holding pattern.
“I’m still waiting for Congress to sign off on the bill,” says Amarjit Kaur, who runs a convenience store and gas station in Wood Village, Ore. She leases her property but has a chance to buy it. With the waived-fee provision, Kaur says she could save about $35,000 on her pending loan.
Kaur’s is among about 1,000 other small businesses that “have their bank papers all done and will be funded in the days — moments — after the bill passes,” says U.S. Small Business Administration Administrator Karen Mills.
KAREN MILLS: Small Business chief sees small firms as vital to recovery
In Kaur’s case, she’s concerned that the property seller is going to get antsy as she waits out the political decision-makers. “I keep asking my seller if he can give me a couple more weeks,” she says.

Many other businesses have paused expansion as they wait for the outcome of the bill, says Bob Coleman, publisher of the Coleman Report, which provides information on small-business lending.
Some businesses can save thousands of dollars on the waived loan-fee provision alone, and they are thinking, “ ‘I might as well hold off and save the money,’ “ he says.
What’s in the bill:
•An increase on government guarantees to as much as 90% on some of the most popular loans. That would mean a little less pressure on banks if a company defaults, because the government would insure a larger percentage of the loan, says Coleman. With current guarantees topping out at 75%, “there is a bit more exposure” for banks, he says.
•Community banks with assets of $10 billion or less would be able to tap into the $30 billion fund when making small-business loans. About 8,000 banks would be eligible.
•Small businesses would get about $18 billion in tax breaks, such as larger write-offs on capital equipment investments, and get credits for new hires.
•The SBA would be able to increase the maximum for certain loans to $5 million from $2 million.
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